

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 24, 2010

John E. Carter
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd.
Suite 500
Tampa, Florida 33607

> **Re: Carter Validus Mission Critical REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 16, 2010**
> **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation to Our Advisor and its Affiliates, page 13

1.   We note your disclosure that if your advisor sources a property that you acquire, and if the property, net of all fees and expenses, will have a yield that is reasonably expected to generate MFFO sufficient to fully cover an 8.0% distribution, then we will pay to your advisor a sourcing fee of up to 1% of the contract purchase price of each such property acquired. Please revise your disclose to explain how you will calculate the various components of this sourcing fee. For example, describe how you will calculate property yield, how you will determine that the yield is reasonably expected to generate sufficient MFFO and what you mean by the statement that MFFO is sufficient to fully cover an 8% distribution.

2.   In addition, please tell us if you view MFFO as a liquidity measure and what consideration you have given to distribution coverage as it relates to cash flow from operations calculated in accordance with GAAP.

3.   We note your revisions on page 15. Please tell us the relationship between the asset management fees described on page 15 and the sourcing fee described on page 14. If you will be required to pay both to your advisor, please revise your disclosure to clarify.

Market Overview, page 60

4.   We note the newly added factual information in this section of the document, such as information from the US Census Bureau, the US Bureau of Labor Statistics and the US Department of Health and Human Services. Please provide supplemental support for these factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.

Financial Statements

Notes to Balance Sheet, pages F-4 to F-18

5.   We note your response to prior comment 2 in our letter dated September 9, 2010. Please update your headings in the notes to the balance sheets to indicate that the notes are as of September 30, 2010 (unaudited) and December 31, 2009 as the notes to the financial statements are applicable to the audited balance sheet as of December 31, 2009.

Note 4 - Related Party Arrangements, pages F-12 to F-13

6.   We note that the estimated amounts disclosed for the maximum offering scenario and the maximum offering scenario assuming maximum leverage do not agree with the disclosures on pages 13 and 85. Please provide to us and disclose a reconciliation of these amounts.

Sales Literature – CV REIT Initial Brochure

7.   We note your response to comment 1 in our letter dated October 28, 2010. We continue to believe that you should remove the individual, generic, interior photographs from the front cover of the sales brochure, as well as from the front cover of the CVMCR Folder Kit, as Carter Validus Mission Critical REIT, Inc. does not currently own any properties. Also, please revise to limit the number of photographs used in this sales brochure to one photograph each of the types of properties that you intend to acquire – data center, medical and educational.

8.   We note your response to comment 2 in our letter dated October 28, 2010 as well as your amended disclosure in the prospectus beginning on page 60. You state that certain information that is not currently contained in the prospectus is not material but instead is general background information relating to the industry. Please tell us which information you are referring to and please make specific materiality arguments for each piece of information contained in the sales literature that does not also appear in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Lauren B. Prevost, Esq.
        Heath D. Linsky, Esq.